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                                                  OMB Number:          3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           The Recovery Network, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
          -------------------------------------------------------------
                         (Title of Class of Securities)


                                   75627A 10 2
                   -------------------------------------------
                                 (CUSIP Number)




SEC 1745 (2-95)

                                Page 1 of 6 pages

---------------------                                          -----------------
CUSIP NO. 75627A 10 2                 13G                      PAGE 2 OF 6 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                William D. Moses
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                                                                       (b)
--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES

--------------------------------------------------------------------------------
          NUMBER OF                   5         SOLE VOTING POWER
            SHARES
         BENEFICIALLY                           655,050
           OWNED BY           --------------------------------------------------
             EACH                     6         SHARED VOTING POWER
          REPORTING
            PERSON                              0
             WITH             --------------------------------------------------
                                      7         SOLE DISPOSITIVE POWER

                                                655,050
                              --------------------------------------------------
                                      8         SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                655,050
--------------------------------------------------------------------------------
     10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

--------------------------------------------------------------------------------
     11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                13.08%
--------------------------------------------------------------------------------
12              TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (2-95)

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




ITEM 1(A).  NAME OF ISSUER:

            The Recovery Network, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1411 5th Street
            Suite 250
            Santa Monica, California  90401

ITEM 2(A).  NAME OF PERSON FILING:

            William D. Moses

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o The Recovery Network, Inc.
            1411 5th Street
            Suite 250
            Santa Monica, California  90401

ITEM 2(C).  CITIZENSHIP:

            United States

ITEM 2(E).  CUSIP NUMBER:

            75627A 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            N/A.

ITEM 4.     OWNERSHIP.  As of December 31, 1997:

            (a)         Amount beneficially owned:

                        655,050 shares. Includes: (i) 585,016 shares of Common Stock, par value $.01 per share (the "Common Stock");
                        (ii) 43,750 shares of Common Stock issuable upon exercise of warrants to purchase such Common Stock at $5.50; and (iii) 26,284 shares of Common Stock issuable upon exercise of stock options held by Mr. Moses and exercisable at $5.00 per share. Does not include 61,631 shares of Common Stock issuable upon exercise of stock options held by Mr. Moses and exercisable at $5.00 per share.


SEC 1745 (2-95)

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            (b)         Percent of Class:

                        13.08%

            (c)         Number of shares as to which such person has:

                        (i)         sole power to vote or direct the vote:

                                    655,050

                        (ii)        shared power to vote or direct the vote:

                                    None

                        (iii)       sole   power  to   dispose   or  direct  the
                                    disposition of:

                                    655,050

                        (iv)        shared   power  to  dispose  or  direct  the
                                    disposition of:

                                    None

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            N/A



SEC 1745 (2-95)

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ITEM 7.     IDENTIFICATION AND  CLASSIFICATION  OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            N/A

ITEM 10.    CERTIFICATION.

            N/A




SEC 1745 (2-95)

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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            February 13, 1998
                                                      --------------------------
                                                                 Date


                                                         /s/ William D. Moses
                                                      --------------------------
                                                               Signature

                                                           William D. Moses
                                                      --------------------------
                                                              Name/Title


            Note. Six Copies of this statement, including all exhibits, should be filed with the Commission.

            Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

SEC 1745 (2-95)

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